UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

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Commission File Number: 001-37657

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YIREN DIGITAL LTD.

10/F, Building 9, 91 Jianguo Road

Chaoyang District, Beijing 100022

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F             ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yiren Digital Completes Business Restructuring with CreditEase

On December 31, 2020, Yiren Digital Inc. (“Yiren Digital” or the “Company”), a leading personal financial service platform in China, announced that the Company has entered into definitive agreements in relation to a business restructuring with CreditEase Holdings (Cayman) Limited (“CreditEase”), the controlling shareholder of the Company, to streamline the Company’s service lines and reposition the Company as a comprehensive personal financial service platform (the “Restructuring”). Upon the completion of the Restructuring, which occurred simultaneously with the signing of the definitive agreements today, the Company has discontinued the operations of and ceased control over the business (the “Discontinued Business”) currently operated by Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”), a variable interest entity of the Company, and CreditEase has, through its subsidiaries and affiliates, obtained control over Hengcheng and the Discontinued Business operated by Hengcheng, and paid the designated subsidiaries of the Company an aggregate amount of RMB67.0 million in cash.

Duff & Phelps is acting as the independent financial advisor to the Company in connection with the Restructuring and has provided a fairness opinion to the Company that the aggregate cash consideration paid to the Company in the Restructuring, is fair, from a financial point of view, to the shareholders of the Company.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital’s control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to general economic conditions in China, Yiren Digital’s ability to compete effectively, and Yiren Digital’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. (NYSE: YRD) is a leading personal financial services platform in China. Yiren Digital strives to provide customized wealth management services to China’s mass affluent population. Yiren Digital also utilizes its offline-to-online channels to provide retail credit facilitation services to borrowers. For more information, please visit ir.Yirendai.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yiren Digital Ltd.

By	/s/ Na Mei
Name:	Na Mei
Title:	Chief Financial Officer

Date: December 31, 2020